Exhibit 12.1

Abengoa Yield plc

Earnings to Fixed Charges Ratio

Amounts in thousands of U.S. dollars

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012
Earnings

Pre-tax income from continuing operations before adjustment for income or loss from equity investees;	(17.9)	(24.1)	(13.6)	4.6
Add:
Fixed charges	63.2	238.3	200.8	140.4
Amortization of capitalized interest	3.8	12.8	9.5	5.5
Less
Interest capitalized	—	(28.0)	(77.0)	(76.3)

Earnings-pretax with applicable adjustments	49.1	199.0	119.7	74.2

Fixed charges

Interest expensed and capitalized	63.2	238.3	200.8	140.4

Total fixed charges	63.2	238.3	200.8	140.4

Earnings to fixed charges ratio	0.8	0.8	0.6	0.5

Deficit	14.1	39.3	81.1	66.2